August 28, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Cindy Rose

Re: Pyxis Funds II (File Nos. 033-51308 and 811-07142) and Pyxis Special Situations Fund (File No. 811-21769) (the “Registrants”)

Ladies and Gentlemen:

On July 5, 2012, Cindy Rose of the staff (the “Staff Reviewer”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Ethan Powell of Pyxis Capital regarding the September 30, 2011 Annual Report to shareholders filed under the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-CSR on December 6, 2011 for each series of Pyxis Funds II (formerly known as Highland Funds II) then in operation and the December 31, 2011 Annual Report to shareholders filed under 1940 Act on Form N-CSR on March 12, 2012 for Pyxis Special Situations Fund (each, an “Annual Report,” and collectively, the “Annual Reports”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, responses to the Staff Reviewer’s comments on the Annual Reports are set forth below.

Pyxis Funds II

Comment: Please explain why amounts that have been waived by Pyxis Capital (formerly, Highland Funds Asset Management) (“Pyxis”), the adviser to Pyxis Trend Following Fund, and that may be recouped by Pyxis are not disclosed in the Registrant’s Annual Report.

Response: The Registrant notes that the expense limitation agreement with respect to the Pyxis Trend Following Fund became effective on September 26, 2011 and that the period of the Annual Report ended on September 30, 2011. The requested change will be made in future filings.

Pyxis Special Situations Fund

Comment: Please disclose the Federated Prime Obligations Fund in the table required by Statement of Financial Accounting Standards No. 157.

Response: The requested change will be made in future filings.

As requested, on behalf of the Registrants, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to these filings; (ii) the Commission’s staff’s review of these filings, under delegated authority, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in these filings; and (iii) the Registrants will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

If you have any questions or require any clarification concerning the foregoing, please call me at 972-419-2575.

Very truly yours,

Ethan Powell

cc:	Brian Mitts

Rajib Chanda

Jessica Reece